ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
1 May to 1 June 2015

1 June 2015

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 May 2015 consisted of 3,891,691,900 ordinary shares, of which, 150,305,846 were held as treasury shares; leaving a balance of 3,741,386,054 shares with voting rights.

The figure of 3,741,386,054 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

26th May 2015
National Grid plc (‘National Grid’ or the ‘Company’)

Notification of Directors’ Interests

Long Term Performance Plan

In 2014, the National Grid Remuneration Committee determined, in line with the Company’s remuneration policy as approved by Shareholders in July 2014, that Steve Holliday should be granted an award (the “2014 Award”) under the National Grid Long Term Performance Plan. In preparing the Directors’ information for the Annual Report and Accounts 2014/15, it has emerged that, due to an administrative error, the amount notified on 29 July 2014 understated the award by 58,163 shares. The Trustee (UBS Trustees (Jersey) Limited) of the Long Term Performance Plan has today notified National Grid that Steve Holliday’s 2014 Award has been adjusted to the correct level.

The total share interests of Steve Holliday following this adjustment are 2,435,158 shares.

Contact: Robin Kerner, Assistant Secretary (0207 004 3223)

National Grid plc (“NG”)

Thursday 7 May 2015

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 36,170 NG ordinary shares, on 7 May, under the scheme was confirmed by the Trustee today, at a price of 863.487 pence per share, on behalf of some 2,700 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	18 Ordinary Shares

Andrew Bonfield	17 Ordinary Shares

John Pettigrew	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,376,995 Ordinary Shares

Andrew Bonfield	1,039,275 Ordinary Shares

John Pettigrew	477,739 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).